                       SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549-1004

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                  For the Fiscal Year Ended December 31, 1996

                  Commission File Number
                                       --------------------------



                       SPIRE CORPORATION CASH OR DEFERRED
                           PROFIT SHARING 401(k) PLAN
              ----------------------------------------------------
                            (Full title of the plan)


                               SPIRE CORPORATION
                              One Patriots Park
                        Bedford, Massachusetts 01730-2396
              ----------------------------------------------------
                 (Name and address of issuer of the securities
                           held pursuant to the plan)


                              Financial Statements

                                December 31, 1996

                   (With Independent Auditor's Report Thereon)

                       SPIRE CORPORATION CASH OR DEFERRED
                           PROFIT SHARING 401(k) PLAN




                          Index to Financial Statements



Independent Auditor's Report

Statements of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to the Financial Statements

[GPB LOGO]  GERALD P. BONDER & COMPANY, P.C.
            CERTIFIED PUBLIC ACCOUNTANTS

       Six Beacon Street, Boston, Massachusetts 02108-3801 * 617/227-1442
                               * Fax 617/227-7071



                          INDEPENDENT AUDITOR'S REPORT
                          ----------------------------


The Participants and Administrator of
The Spire Corporation Cash or Deferred
Profit Sharing 401(k) Plan:


We have audited the accompanying statements of net assets available for plan benefits of the Spire Corporation Cash or Deferred Profit Sharing 401(k) Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                        /s/ Gerald P. Bonder & Company, P.C.


March, 1997


               Member of the Private Companies Practice Section,
               American Institute of Certified Public Accountants

SPIRE CORPORATION CASH OR DEFERRED
PROFIT SHARING 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31,                                           1996           1995
--------------------------------------------------------------------------------

ASSETS:
-------

Investments:
   At fair value:

      Common stock - Spire Corporation              $  504,776        428,690

   At contract value:

      Hartford Fixed Income Fund                       403,174        474,614

      Hartford Group Annuity Contracts               2,831,658      2,177,314
                                                    ----------      ---------

         Total investments                           3,739,608      3,080,618

Contribution receivable - employee                      33,517         35,688
Contribution receivable - employer                       5,016         60,245
Participants' loan receivable                           85,992         72,460
Cash                                                    94,734          7,749
                                                    ----------      ---------

         NET ASSETS AVAILABLE FOR BENEFITS          $3,958,867      3,256,760
                                                    ==========      =========


See accompanying notes  to the financial statements

SPIRE CORPORATION CASH OR DEFERRED PROFIT SHARING 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31,

                                                             Group       Fixed    Company       1996                    Group
                                                 LOANS     ANNUITY      INCOME     STOCK        TOTAL       LOANS      ANNUITY
                                                 -----     -------      ------     -----        -----       -----      -------
Additions to Net Assets attributed to:

Investment income:

Interest and dividends                                                  22,230     2,769       24,999
Interest-other                                   7,055                                          7,055        7885
Realized gains                                               4,426                              4,426
Net appreciation(depreciation) in
  fair value of investments as
  determined by quoted market price                        396,284                39,875      436,159                    64911
                                                ------   ---------    --------   -------    ---------     -------    ---------
                                                 7,055     400,710      22,230    42,644      472,639       7,885       64,911

Contributions:
  Employer                                                                       137,929      137,929
  Employees                                      9,471     353,664      36,633     4,150      403,918     (44,875)     114,708
                                                ------   ---------    --------   -------    ---------     -------    ---------
Total additions                                 16,526     754,374      58,863   184,723    1,014,486     (36,990)     179,619
                                                ------   ---------    --------   -------    ---------     -------    ---------
Transfers                                                   32,091     (24,344)   (7,747)                            2,033,383

Deductions from Net Assets attributed to:

Benefits paid to participants                   (2,994)   (137,875)   (102,551)  (66,689)    (310,109)

Insurance premiums paid for
  participants                                                                    (2,270)      (2,270)
                                                ------   ---------    --------   -------    ---------     -------    ---------
Total deductions                                (2,994)   (137,875)   (102,551)  (68,959)    (312,379)
                                                ------   ---------    --------   -------    ---------     -------    ---------
Net increase(decrease)                          13,532     648,590     (68,032)  108,017      702,107     (36,990)   2,213,002

Net assets available for plan benefits:

Beginning of year                               72,460   2,213,002     474,614   496,684    3,256,760     109,450
                                                ------   ---------    --------   -------    ---------     -------    ---------
End of year                                     85,992   2,861,592     406,582   604,701    3,958,867      72,460    2,213,002
                                                ======   =========    ========   =======    =========     =======    =========



                                                Fixed        Mutual    Company       1995      Mutual     Company         1994
                                                INCOME       FUNDS      STOCK       TOTAL       FUNDS      STOCK         TOTAL
                                                ------       -----      -----       -----       -----      -----         -----
Additions to Net Assets attributed to:

Investment income:

Interest and dividends                            7956        57,241                 65,197     120,128                  120,128
Interest-other                                                                        7,885       6,743                    6,743
Realized gains                                               305,825                305,825
Net appreciation(depreciation) in
  fair value of investments as
  determined by quoted market price                                     (28,129)     36,782    (141,221)  (233,840)     (375,061)
                                               -------    ----------    -------   ---------   ---------   --------     ---------
                                                 7,956       363,066    (28,129)    415,689     (14,350)  (233,840)     (248,190)

Contributions:
  Employer                                                              150,852     150,852                155,252       155,252
  Employees                                     12,805       294,830      4,426     381,894     390,614      4,327       394,941
                                               -------    ----------    -------   ---------   ---------   --------     ---------
Total additions                                 20,761       657,896    127,149     948,435     376,264    (74,261)      302,003
                                               -------    ----------    -------   ---------   ---------   --------     ---------
Transfers                                      529,389    (2,555,022)    (7,750)

Deductions from Net Assets attributed to:

Benefits paid to participants                  (75,536)     (154,131)   (41,690)   (271,357)   (252,550)   (44,218)     (296,768)

Insurance premiums paid for
  participants                                                           (1,362)     (1,362)                (2,000)       (2,000)
                                               -------    ----------    -------   ---------   ---------   --------     ---------
Total deductions                               (75,536)     (154,131)   (43,052)   (272,719)    252,550    (46,218)     (298,768)
                                               -------    ----------    -------   ---------   ---------   --------     ---------
Net increase(decrease)                         474,614    (2,051,257)    76,347     675,716     123,714   (120,479)        3,235

Net assets available for plan benefits:

Beginning of year                                          2,051,257    420,337   2,581,044   2,036,993    540,816     2,577,809
                                               -------    ----------    -------   ---------   ---------   --------     ---------
End of year                                    474,614                  496,684   3,256,760   2,160,707    420,337     2,581,044
                                               =======    ==========    =======   =========   =========   ========     =========



SPIRE CORPORATION CASH OR DEFERRED
PROFIT SHARING 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1996 AND 1995
--------------------------------------------------------------------------------

(1)  DESCRIPTION OF PLAN
     -------------------

     The following description of the Spire Corporation (Company) Cash or Deferred Profit Sharing 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     (a)  GENERAL
          -------

          The Plan is a salary reduction (401(k)) plan covering all full-time employees of the Company who have three months of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


     (b)  CONTRIBUTIONS
          -------------

          1.   EMPLOYER CONTRIBUTION
               ---------------------

               The Company will contribute to the Plan an amount equal to 40% of an employee's contributions up to a maximum of 6% of an employee's cash compensation. The Company's contribution will always be used to purchase/acquire Company common stock on the open market.

          2.   EMPLOYEE CONTRIBUTION
               ---------------------

               Employees electing to participate in the Plan may defer receipt of up to 17.5% of their compensation subject to the limitation imposed by the Internal Revenue Code in any one calendar year, by directing the Company to invest the deferred amount in various investment vehicles. The investment choices are the Company's common stock and several investment funds offered by Hartford Life Insurance Company.

     (c)  PARTICIPANTS' ACCOUNTS
          ----------------------

          Each participant's account is credited with the participant's contribution and the Company's match contribution, plus an allocation of (a) plan earnings, and (b) forfeitures of terminated participants' nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     (d)  VESTING
          -------

          Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in other amounts is based on years of continuous service. A participant is 100 percent vested after six years of credited service.

SPIRE CORPORATION CASH OR DEFERRED                                           2
PROFIT SHARING 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     (e)  PAYMENTS OF BENEFITS
          --------------------

          On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or annual installments over a period no longer than ten years.

          In addition, a participant is eligible to receive distributions under financial hardship rules for medical, housing and education needs.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     (a)  USE OF ESTIMATES
          ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     (b)  CONCENTRATION OF CREDIT RISK
          ----------------------------

          Financial instruments which subject the Plan to concentration of credit risk principally of guaranteed investment contracts. The Plan restricts investment of guaranteed investment contracts to financial institutions with high credit standing.

(3)  INVESTMENTS AND ADMINISTRATION OF PLAN ASSETS
     ---------------------------------------------

     Effective for the 1995 plan year, the trustees of the plan have entered into a contract with Hartford Life Insurance Company (Hartford) to maintain custody of assets of the plan. Under the terms of the contract, certain assets of the plan are held in a Deposit Administration Account for the benefit of the participants. The Deposit Administration Account consists of:

     (a) The Fixed Income Fund, which includes amounts allocated to Hartford's General Investment Account. These amounts are guaranteed as to principal and minimum interest earnings. The interest rate guaranteed for the year ended December 31, 1996 was 5.35%.

     (b) The Direct Participation Account, which consists of amounts allocated to Separate Investment Accounts. The Separate Investment Accounts offered include a growth stock fund, an international investment fund and a capital appreciation stock fund. The amounts invested in the Direct Participation Account are not guaranteed as to principal or minimum interest earnings.

SPIRE CORPORATION CASH OR DEFERRED                                            3
PROFIT SHARING 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


(3)  INVESTMENTS AND ADMINISTRATION OF PLAN ASSETS (continued)
     ---------------------------------------------

     The common shares of the Company and the mutual fund shares are valued at fair value on December 31 of each year. Fair value is determined by using quoted market values. The fixed income fund and group annuity contracts are stated at contract value, which approximates fair value, as reported to the plan by Hartford. During the years ended December 31, the Plan's investments appreciated (depreciated) in value by $436,159 in 1996 and $36,782 in 1995, and $(375,061) in 1994.

(4)  INCOME TAXES
     ------------

     The Plan qualifies for certain tax benefits under Section 401(a) and 401(k) of the Internal Revenue code. The Federal tax consequences to employees participating in the Plan, and to the Company, under present tax laws are as follows:

          Salary reductions designated by employees to be contributed to the Plan from their compensation are not includable in employees' taxable income and are not subject to Federal tax withholding at the time such contributions are made.

          Additionally, interest, dividends and other earnings on such contributions are not subject to tax when earned. Employees will be taxed on such contributions and earnings at the time such amounts are returned as withdrawals or distributions.

(5)  PLAN TERMINATION
     ----------------

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

(6)  EXPENSES NOT INCLUDED IN THE FINANCIAL STATEMENTS
     -------------------------------------------------

     The Company pays all professional fees and other expenses related to the Profit Sharing 401(k) Plan.